March 28, 2011

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.

Registration Statement on Form N-2

File Nos. 333-167730 and 814-00827

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Fund”), we are responding to the electronic mail correspondence of February 23, 2011 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to the Fund setting forth the comments of the staff of the SEC’s Division of Investment Management (the “Staff”) on the Fund’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2, File Nos. 333-167730 and 814-00827, filed with the SEC on February 18, 2011 (the “Registration Statement”). Concurrently with this letter, the Fund is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). This letter, together with the Amendment, sets forth the Fund’s responses to the Staff’s comments contained in the Comment Letter, as well as certain additional and revised disclosure.

To facilitate the Staff’s review, the numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Fund’s response. All page references in the responses set forth below refer to pages of the Amendment. Terms used herein and otherwise not defined in this response have the meanings set forth in the Amendment.

James E. O’Connor, Esq.

March 28, 2011

Fees and Expenses:

1.	Does the Fund expect to incur any AFFE during the first year? How will it invest the proceeds until they meet the minimum requirement? If the fund does not expect to incur any AFFE, it should state so in a note to the fee table.

Response to Comment 1:

The Fund does not expect to incur any AFFE (Acquired Fund Fees and Expenses) in the first year. By way of clarification, the Fund has included a line item pertaining to AFFE in the Fees and Expense table and has added the following disclosure as footnote 8:

From time to time, we may invest in the securities or other investment instruments of public investment companies or BDCs. In addition, under the 1940 Act we may invest in private investment companies in limited circumstances. If we were to make such investments, we would incur fees and our shareholders would pay two levels of fees. As we have not decided to what extent we may make any such investments, any estimate of the amount of such fees would be highly speculative.

With respect to the Staff’s question regarding investment of proceeds prior to satisfaction of the minimum offering requirement, the Fund provides the following explanatory response. As disclosed in the Registration Statement, funds constituting offering subscriptions will be held by an escrow agent until the minimum offering requirement is met. Such escrowed funds will not constitute assets of the Fund prior to release of escrow and, accordingly, the Fund cannot direct the investment management of those escrowed funds prior to satisfaction of the minimum offering requirement. Also as disclosed in the Registration Statement (under “Plan of Distribution — Minimum Offering Requirement” on page 58), pending satisfaction of the minimum offering requirement, all subscription payments will be placed in a non-interest-bearing account held by the escrow agent in trust for the subscribers’ benefit.

James E. O’Connor, Esq.

March 28, 2011

2.	Note 4 states: As we do not expect to incur any indebtedness initially, management fees on a gross asset and net asset basis are expected to be the same.

The fund should disclose that it does not expect to incur any indebtedness within the first year.

Response to Comment 2:

After further review of credit markets and borrowing options, the Fund has determined that there is a higher probability that it may be able to borrow capital and leverage itself in the first year. Accordingly, the Fund has modified the Fees and Expense table to include quantified disclosure that assumes a 50% debt-to-equity ratio, and has added the following disclosure as footnote 7:

We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 50% of our net assets and that the average annual interest rate on the amount borrowed is 2.30%.

Our ability to incur leverage during the twelve months following the commencement of this offering depends, in large part, on whether we meet our minimum offering requirement and, if so, the amount of money we are able to raise as capital through the sale of shares in this offering.

Seed Financial Statements:

Where are the disclosures related to organization and offering costs? If the fund will paying all or a portion of the organization and offering costs, it should discuss these fees in the notes. Additionally, a Statement of Operations would be required if the fund is paying all or a portion of the organization and offering costs.

James E. O’Connor, Esq.

March 28, 2011

Response to Seed Financial Statements Comment

The investment advisory agreement was approved by the Fund’s board of directors and shareholders in accordance with the requirements of the 1940 Act on March 16, 2011. The investment advisory agreement has the detailed provisions regarding organization and offering expenses. In light of this recent approval of the investment advisory agreement, the 2010 audited financial statements in the SAI have been modified with the following “Note 5. Subsequent Events” disclosure:

The Company’s investment advisers have also incurred offering and organization costs in the amount of $1,926,017 as of December 31, 2010. Under the terms of the Company’s investment advisory agreement, there is no liability on the part of the Company to reimburse the Adviser for the offering or organization costs funded by the investment advisers until the investment advisory agreement is effective and the Company begins to raise capital through subscription activity. Under the terms of the investment advisory agreement, if the Company is approved to sell securities by the Securities and Exchange Commission and the Company is successful in raising gross proceeds from shareholders, the investment adviser will be entitled to receive up to 5% of such gross proceeds as reimbursement for organization and offering expenses, until all of the offering and organization costs listed above and any future offering or organization costs incurred by the investment advisers have been recovered. The minimum reimbursement to the Adviser for such fees is $100,000, if the Company is approved to sell securities and is able to meet the minimum offering requirement as described above. Organization expenses will be expensed on the Company’s statement of operations. Continuous offering expenses, excluding sales load, will be capitalized on the Company’s balance sheet as deferred offering expenses and expensed to the Company’s statement of operations over a 12-month period.

The statement of operations has been omitted for the period from June 9, 2010 (Inception) to December 31, 2010 because the Fund did not earn any income or incur any expenses in such period.

James E. O’Connor, Esq.

March 28, 2011

Please note that the accounting policy for (a) organization expenses and (b) offering expenses, is summarized in “Note 5. Subsequent Events.” This accounting policy is consistent with the accounting policy that was discussed in the Fund’s response to the SEC’s initial comments to the Registration Statement. The Fund has also added disclosure regarding this accounting policy under “Critical Accounting Policies” on page 48, as follows:

Organization and Offering Expenses

Organization expenses will be expensed on the Company’s statement of operations. Continuous offering expenses, excluding sales load, will be capitalized on the Company’s balance sheet as deferred offering expenses and expensed to the Company’s statement of operations over a 12-month period.

* * *

The Fund hereby acknowledges that:

•

the Fund is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Registration Statement will not relieve the Fund of such responsibility;

•

neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Registration Statement, forecloses the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James E. O’Connor, Esq.

March 28, 2011

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter or the Amendment.

Sincerely,

/s/ Darren C. Skinner